Freelancers LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking - 7176 - 1	17,592.79
Event	4,470.85
Total Bank Accounts	**$22,063.64**
Total Current Assets	**$22,063.64**
TOTAL ASSETS	**$22,063.64**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	32,393.38
Net Income	-10,329.74
Total Equity	**$22,063.64**
TOTAL LIABILITIES AND EQUITY	**$22,063.64**

Freelancers LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-10,329.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -10,329.74**
NET CASH INCREASE FOR PERIOD	**$ -10,329.74**
Cash at beginning of period	32,393.38
CASH AT END OF PERIOD	**$22,063.64**

Freelancers LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	32,118.00
Uncategorized Income	9,648.02
Total Income	**$41,766.02**
GROSS PROFIT	**$41,766.02**
Expenses	
Advertising & marketing	50.76
Website ads	238.00
Total Advertising & marketing	**288.76**
Contract labor	4,468.88
Entertainment	119.21
General business expenses	
Bank fees & service charges	146.00
Total General business expenses	**146.00**
Legal & accounting services	
Accounting fees	1,220.23
Total Legal & accounting services	**1,220.23**
Meals	594.96
Office expenses	
Software & apps	805.25
Total Office expenses	**805.25**
Payroll expenses	42,949.41
Supplies	4.02
Supplies & materials	203.74
Total Supplies	**207.76**
Uncategorized Expense	1,296.00
Total Expenses	**$52,096.46**
NET OPERATING INCOME	**$ -10,330.44**
Other Income	
Interest earned	0.70
Total Other Income	**$0.70**
NET OTHER INCOME	**$0.70**
NET INCOME	**$ -10,329.74**